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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   (Check One)

[ ] Form 10-K [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q
[ ] Form N-SAR

      For Period Ended: October 31, 1998
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:________________________________

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:

         Solo Serve Corporation

Address of Principal Executive Office (Street and Number):

         1610 Cornerway Boulevard

City, State and Zip Code:

         San Antonio, Texas 78219

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PART II - RULES 12B-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X] (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

         The Company is not able to file its Annual Report on Form 10-Q for the fiscal quarter ended October 31, 1998 (the "Report") within the time period prescribed for such report without unreasonable effort or expense. The Company has been unable to timely conclude its compilation and review of the Report in light of recent operational matters that have required substantial management time and attention and because the Company's Chief Financial Officer has been suffering from health problems that have restricted his involvement in the Company's compilation and review of the Report. The Company will file the Report within the time prescribed by Rule 12b-25.

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PART IV - OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification:

    Charles M. Siegel, Chief Executive Officer (210) 662-6262

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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     For the thirteen weeks ended October 31, 1998, the Company expects to report an operating loss of approximately $2.5 million as compared to an operating loss of approximately $1.5 million for the corresponding period in the previous fiscal year. This is principally the result of a decline in net revenues of approximately $1 million, due primarily to disappointing sales results, and an increase in selling, general and administrative expenses of approximately $500,000, principally due to the increased costs associated with operating three more stores during the current year period as compared to the corresponding period of fiscal 1997.

                             SOLO SERVE CORPORATION
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized


Date:    December 15, 1998                  By:     /s/ Charles M. Siegel
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                                                Charles M. Siegel, President and
                                                Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

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                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-125 (17 CFR 240, 12B-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D. C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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